InspereX LLC

(SEC I.D. No. 8-52081)

Statement of Financial Condition as of December 31, 2024 and Report of Independent Registered Public Accounting Firm

This report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A Statement of Financial Condition and Report of Independent Registered Public Accounting Firm, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: InspereX LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

25 SE 4TH Avenue, Suite 400
(No. and Street)

Delray Beach	FL	33483
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Aditi Deeg	561-416-6104	adeeg@insperex.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

1 North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Aditi Deeg, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of InspereX LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STATE OF FLORIDA, COUNTY OF Palm Beach

The foregoing instrument was acknowledged before me by means of [X] physical presence or [ ] online notarization this 28 day of February, 2025 by Aditi Deeg who is/are personally known to me or produced identification.

Type of identification produced: FL-DL

Signature: ADeeg

Title: CFO

Tracy Flavien

Notary Public

Printed Name: Tracy Flavien

TRACY FLAVIEN
Notary Public - State of Florida
Commission # HH 617245
My Comm. Expires Jan 4, 2029
Bonded through National Notary Assn.

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of InspereX LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of InspereX LLC (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Chicago, IL
February 28, 2025

We have served as the Company's auditor since 2011.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, www.pwc.com/us

INSPEREX LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

ASSETS

Cash	$ 681,480
Securities owned — at fair value	105,775,725
Securities purchased under agreements to resell	8,630,134
Operating lease right of use assets	4,845,221
Receivable from broker dealers	1,975,367
Receivable from Affiliate	4,000
Interest and dividends receivable	2,244,283
Other assets	1,716,471
Total assets	$ 125,872,681

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Payable to Parent	$ 313,364
Payable to Affiliate	80,667
Payable to broker-dealer	42,655,081
Securities sold, not yet purchased — at fair value	8,275,807
Securities sold under agreements to repurchase	21,851,865
Operating lease liabilities	5,327,031
Accounts payable and accrued expenses	17,232,074
Total liabilities	95,735,889
MEMBER'S EQUITY	30,136,792
Total liabilities and member's equity	$ 125,872,681

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

InspereX LLC (the "Company"), a limited liability company and wholly owned subsidiary of InspereX Holdings LLC ("the Parent"), is a member broker-dealer registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934 ("Exchange Act) and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and a member of the Securities Investor Protection ("SIPC").

The Company is primarily engaged in origination, distribution, underwriting and education for fixed income and market linked products through a tech-enabled, multi-channel broad distribution platform. The company serves a variety of markets such as, but not limited to, U.S. Agencies, Corporate Debt, Municipal Bonds, Brokered Certificates of Deposit, Mortgage and Asset Backed Securities, Preferred Stock, Closed End Funds, and Syndicate. The Company also enters into repurchase and resale agreements to finance securities activities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned and Securities Sold, Not Yet Purchased — Securities owned consist of securities underwritten by the Company or purchased in the secondary market. Securities sold, not yet purchased, consist of securities sold in the secondary market. Both securities owned and securities sold are reported on a trade date basis. They are reported in the Statement of Financial Condition at fair value based on quoted market prices, prices for similar securities, or prices based on models using observable inputs. Pricing inputs include US Treasury rates, credit spreads, and observable trades from both the Trade Reporting and Compliance Engine developed by FINRA and dealers.

Derivative Financial Instruments — Derivative financial instruments ("Derivatives") used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures, are based on quoted market prices.

Realized gains or losses on Derivatives are recognized in the Statement of Operations with trading revenues. Fair values of exchange-traded futures are recorded in payable to broker dealers on the Statement of Financial Condition.

Cash — Cash includes cash on hand. As of December 31, 2024, the Company had cash accounts which exceeded federally insured limits and are therefore not subject to FDIC insurance.

Current Expected Credit Losses (CECL) —The Company individually assessed the current expected credit loss for assets in scope of ASU 2016-13 below.

Securities Purchased under Agreements to Resell

The Company participates in short-term resale agreements collateralized by government and agency securities. These transactions are reported as collateralized financing and are carried at cost with accrued interest within the Statement of Financial Condition. See *"Resale and Repurchase Agreements"* for more information.

To estimate expected credit losses on the resale agreements, the Company applied the collateral maintenance practical expedient by comparing the amortized cost basis of the resale agreements with the fair value of collateral at the reporting date. The counterparties are all financial institutions that the Company considers to be reputable and reliable, and the Company reasonably expects the counterparties will be able to continually replenish collateral securing the financial asset and does not expect the fair value of collateral to fall below the value of the resale agreements. The fair value of collateral, plus accrued interest, was approximately 100% of the related assets as of December 31, 2024, and the expected credit loss was immaterial.

Receivable from Broker Dealers

The Company's receivable from broker dealers includes amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts, and cash deposits. The Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed to the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties and has not experienced a default. As of December 31, 2024, the expected credit loss was immaterial.

Risks — Credit risk represents the potential financial loss that the Company would incur if a counterparty fails to meet its contractual obligation. The Company is engaged in various trading and brokerage activities with other financial institutions. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial instrument. The Company periodically reviews the credit standing of each counterparty.

The Company derives a significant portion of its revenues from the underwriting of debt instruments of corporate and agency issuers. One of the issuers and counterparties that the Company engages with is a "Unit holder" defined as a shareholder or investor of the Parent. The Company performs underwriting services for the Unit holder and the Unit holder's affiliates and from time-to-time may hold investments in financial instruments issued by the Unit holder or the Unit holder's affiliates.

Resale and Repurchase Agreements — Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings. It is the policy of the Company to obtain possession of collateral with a fair value approximately equal to or in excess of the principal amount loaned under reverse repurchase agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. The Company may also be required by counterparties to deposit additional collateral on a daily basis on sales of securities under agreements to repurchase.

Income Taxes — The Company is treated as a partnership for U.S. tax purposes. ASC No. 740, *Income Taxes*, requires the Company to determine whether a tax position has a greater than fifty percent likelihood of being realized upon settlement with the applicable taxing authority, which could result in the Company recording a tax liability that would reduce net income. The Company does not have any significant uncertain tax positions as of December 31, 2024, and is not aware of any tax positions that will significantly change during the next twelve months. The tax information for the years ending December 31, 2021, through December 31, 2024 remain open to examination by federal authorities under the statute of limitations. The years open to examination by state and other local government authorities vary by jurisdiction, but the statute of limitations is generally three to four years from the date the tax return is filed.

3. SEGMENT REPORTING

The Company has two operating segments: Fixed Income and Wealth Management Services. These operating segments are determined based on the internal structure and financial performance evaluation process. The Company has identified its CEO as the chief operating decision maker (CODM), who uses Adjusted Earnings for each operating segment to evaluate the results of the business, predominantly in the forecasting process, and to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, at the reporting segment level to make operational decisions while maintaining capital adequacy. However, the Company has a single reporting segment for external reporting purposes. Both operating segments are engaged in business as a securities broker-dealer facilitating the origination, distribution, and underwriting of fixed income and market linked products through the Company's tech enabled platform to a variety of institutional customers. Given the commonalities between the segments' product offerings, customer base, and method of distribution, the Company has aggregated the two operating segments into one reportable segment for external reporting purposes pursuant to ASC 280-10-50-11.

4. LEASES

The Parent has several operating leases for office space and office equipment. The Company determines if an operating lease exists at the inception of a contract and when the terms of an existing contract are modified. Certain lease expenses are allocated to the Company. Leases with an initial term of 12 months or less are not recorded on the Statement of Financial Condition. All other operating leases are recorded on the Statement of Financial Condition, with right of use assets representing the right to use the underlying asset for the lease term and lease liabilities representing the obligation to make lease payments. The lease liability and right of use asset are initially recognized on the commencement date. The lease liability is based on the net present value of the future lease payments. Net present value is calculated using the Company's incremental borrowing rate. The right-of-use asset is based on the lease liability and any deferred rent balances accumulated prior to the commencement date. The lease liability and right of use asset will subsequently be remeasured when an existing contract is modified, or any impairment is recognized. Lease expenses are recognized on a straight-line basis over the lease term.

The weighted-average remaining lease term was 4.57 years as of December 31, 2024, and the weighted-average discount rate was 4.9%.

The following table illustrates the maturities of lease liabilities related to operating leases:

Maturities of Lease Liabilities
for the Years Ending December 31

2025	1,089,484
2026	877,719
2027	802,472
2028	755,011
2029	777,662
Thereafter	1,626,012
Total undiscounted lease payments	$ 5,928,360
Less: Imputed interest	(601,329)
Total lease liabilities	$ 5,327,031

The right of use asset is considered to be a non-allowable asset and the lease liability is considered to be aggregate indebtedness when calculating net capital. However, the right of use asset can be deducted from total non-allowable assets up to the amount of the corresponding lease liability per FINRA Regulatory Notice 19-08.

5. FAIR VALUE MEASUREMENTS

Securities owned and securities sold, not yet purchased, as of December 31, 2024, are as follows:

	Owned	Sold, Not Yet Purchased
Level 1		
Preferred equity securities	$ 11,776,495	$ -
Futures contracts	-	-
Total Level 1	11,776,495	-
Level 2		
Corporate debt securities	5,375,977	-
U.S. Treasuries	-	8,275,807
Agency securities	23,592,934	-
Mortgage backed securities	4,321,438	-
Municipal Securities	59,674,948	-
Brokered certificates of deposit	1,033,933	-
Total Level 2	93,999,230	8,275,807
Level 3	-	-
Total	$ 105,775,725	$ 8,275,807

The Company held no Level 3 securities during the year ended December 31, 2024. There were no transfers between the fair value hierarchy levels during the year ended December 31, 2024.

ASC 820-10, *Fair Value Measurements and Disclosures* which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820-10 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements. Fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820-10 establishes a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. The three levels of the fair value hierarchy are described below:

- *Level 1* —Valuation of these instruments does not require a high degree of judgement as the valuations are based on quoted prices in active markets that are readily available.
- *Level 2* — Other significant observable inputs other than quoted prices in active markets (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).
- *Level 3* — Significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments) that are supported by little or no market activity The Company does not have any financial instruments utilizing Level 3 inputs.

The following is a description of the valuation methodologies used for securities measured at fair value, based on the Statement of Financial Condition classification. The Company's assessment of the significance of a particular input to the fair value measurements in its entirety requires judgement and considers factors specific to the investment.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used to value the Company's security positions as of December 31, 2024, were as follows:

- *Preferred equity securities and futures* — Based on quoted market prices in active markets.
- *Corporate debt, U.S. Treasuries and Agency securities* — Based on quoted market prices, prices for similar securities, or prices based on models using observable inputs. Pricing inputs include US Treasury rates, credit spreads, and observable trades from both the Trade Reporting and Compliance Engine developed by FINRA and dealers.
- *Mortgage-backed securities* — Based on quoted market prices, prices for similar securities, or prices based on models using observable inputs. Pricing inputs include U.S. Treasury rates, To-Be-Announced mortgage pool prices, credit spreads, and prepayment forecasts.
- *Municipal securities* — Based on quoted market prices based on bid and ask prices, observable trades, or quoted market prices based on bid and ask prices for securities of comparable quality, maturity, and interest rate.
- *Brokered certificates of deposit* — Based on quoted market prices, prices for similar securities, or prices based on models using observable inputs. Pricing inputs include U.S. Treasury rates, and credit spreads.

GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at

fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash, securities purchased under agreements to sell, short-term receivables and accrued interest receivables, securities sold under agreements to repurchase borrowings, accounts payable and accrued expenses.

6. MANAGEMENT AND LICENSING FEES

The Company has entered into an intercompany expense agreement (the "Agreement") with the Parent and affiliates, whereby the Parent and affiliates provides the Company with administrative, technology and management services and office facilities in exchange for a management fee determined in accordance with the terms of the Agreement. The Agreement was amended on September 1, 2023. As of December 31, 2024, $313,364 was unpaid and is included in payable to parent on the Statement of Financial Condition.

Under the same Agreement, the Company provides an affiliate broker dealer with administrative and management services in exchange for a management fee determined in accordance with the terms of the Agreement. The affiliate broker dealer is a wholly owned subsidiary of the Parent. Revenue related to this agreement is recognized monthly, once all performance obligations are complete. As of December 31, 2024, $4,000 was unpaid and is included in receivable from affiliate on the Statement of Financial Condition.

The Company has entered into technology platform licensing agreements (the "License Agreements") with an affiliate company. The affiliate provides the Company access to the firm's proprietary trading and sales platforms. These services are provided in exchange for a license fee determined in accordance with the terms of the License Agreements. As of December 31, 2024, $80,667 was unpaid and is included in Payable to Affiliate on the Statement of Financial Condition.

7. OFF-BALANCE SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, which are used to manage market risks. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates. Derivative transactions are entered into in an attempt to hedge other positions or transactions.

Futures contracts provide for the delayed delivery or purchase of securities at a specified future date at a specified price or yield. Futures contracts are executed on an exchange. The credit risk of exchange-traded financial instruments is reduced by the regulatory requirements of the individual exchanges. Cash settlement on futures contracts is made on a daily basis for market movements. The clearing organization acts as the counterparty to specific transactions and bears the risk of delivery to and from counterparties to specific positions. During the year ended December 31, 2024, the Company had an average monthly notional amount of $11,746,154 of derivative contracts outstanding. On December 31, 2024, the Company had a notional amount of $12,000,000 outstanding in derivative contracts, composed of 120 long interest rate futures contracts. Futures are recorded at fair value, which represents the difference between the contract price at the trade date and the closing price on the valuation date as reported on the exchange on which the futures contracts are traded. Futures contracts are classified as Level 1 within the fair value hierarchy.

The maximum potential payout for certain derivative contracts, such as written interest rate caps and written foreign currency options, cannot be estimated as increases in interest rates in the future could possibly be unlimited. Therefore, in order to provide information regarding the maximum potential amount of future

payments that the Company could be required to make under certain derivative contracts, the notional amount of the contracts has been disclosed.

The Company records all derivative contracts at fair value. The Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts but rather on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure.

The Company has sold securities that it does not currently own and is, therefore, obligated to purchase such securities at a future date. The Company has recorded these obligations in the Statement of Financial Condition at December 31, 2024 at the fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2024. Substantially all of the Company's securities owned, at fair value at December 31, 2024 have been pledged as margin with the Company's clearing broker dealer.

The Company finances a significant portion of its securities transactions. Financing risks include the exposure the Company has to margin requirements in place with clearing brokers and counterparties, and the risk that ongoing financing arrangements may not be available in the future at rates which are desirable to the Company. Changes in margin requirements, including the related changes in fair value of investments, may result in the Company having to pledge additional margin or to sell securities to meet required margin. These activities may take place when market conditions are not optimal and may result in a realized loss on securities transactions and additional margin requirements with clearing brokers and counterparties.

8. REGULATORY REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934 and computes its net capital requirements under the basic method, which requires that the Company maintain minimum net capital equivalent to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as these terms are defined.

At December 31, 2024, the Company had net capital, as defined, of $20,183,236, which was $18,976,814 in excess of its required net capital of $1,206,422. The Company's ratio of aggregate indebtedness to net capital was 0.9 to 1.

As an introducing broker-dealer, the Company does not take possession or control of cash or securities for customers and, therefore, claims exemption from the possession or control and reserve requirements based on Rule 15c3-3(k)(2)(ii) under the Securities Exchange Act of 1934.

9. RELATED PARTY TRANSACTIONS

The Company entered into a $10,000,000 revolving loan agreement on January 1, 2024, with its Parent with a maturity date of December 31, 2027. The loan bears interest at the three-month SOFR rate plus 100 basis points (5.49% at December 31, 2024). All accrued interest on the loan is due July 31 of each year until maturity or until paid in full. As of and for the year ended December 31, 2024, there has been no activity and there were no amounts outstanding related to this loan agreement.

10. COMPENSATION AND BENEFITS

In April 2009, the Parent adopted the Incapital Holdings LLC Equity Incentive Plan (the "Plan"). The Plan provides the grant of equity-based awards in the form of restricted share units ("RSU's"), options, or bonus shares of the Parent (collectively, "the Awards"). The total number of shares initially authorized under the Plan was 1,250,000. The Plan is administered by the Parent's Compensation Committee (the "Committee"). The Committee has the authority and discretion to determine the extent and terms (including vesting) of the Awards

granted, as well as those eligible to receive the Awards. The plan is classified as an equity-based plan. The Plan is currently limited to issuing RSU's to Executive Board Members.

Effective January 21, 2021, the Parent adopted the 2021 Unit Option Plan, which provided for the granting of options to purchase 1,250,000 units. During the year ended December 31, 2021, the Parent granted all 1,250,000 options, which vest ratably over 5 years. Option terms were determined by the compensation committee of the Company's executive board. The estimated fair value of the awards totaled approximately $3,131,739 at the grant date. These options have been fully exercised.

Effective January 1, 2021, the Parent entered into a unit option award agreement, which provides for the granting of options to purchase 1,250,000 units. The Board approved an increase to the number of options by 1,000,000 on May 5, 2022. During the year ended December 31, 2024, there were 215,000 option awards granted. As of December 31, 2024, there were 889,657 outstanding options under this agreement. Option terms were determined by the compensation committee of the Company's executive board. The estimated fair value of all outstanding awards totaled approximately $3,046,529 at the grant date.

Unit option activity for the year ended December 31, 2024, is as follows:

	Options	Weighted-Average Exercise Price
Outstanding — January 1, 2024	1,965,699	$ 7.85
Granted	215,000	$ 9.75
Exercised	(1,250,000)	$ 6.76
Forfeited	(41,042)	$ 9.75
Outstanding — December 31, 2024	889,657	$ 9.75
Vested — December 31, 2024	654,498	$ 9.75
Exercisable — December 31, 2024	654,498	$ 9.75

11. COLLATERAL

Securities purchased under agreements to resell and securities sold under agreements to repurchase result from transactions with other brokers and dealers. These are accounted for as collateralized financing transactions and are recorded at the amount of cash collateral advanced or received. Securities purchased under agreements to resell transactions require the Company to deposit cash or other collateral with the lender. As of December 31, 2024, the Company advanced $8,630,134 of cash collateral with other brokers and dealers and received U.S. Treasury Securities with a market value of approximately $8,279,735 related to those transactions. Securities sold under agreement to repurchase transactions require the borrower to deposit cash or other collateral with the Company. As of December 31, 2024, the Company received $21,851,865 of cash and securities from other

broker dealers with a market value of $22,530,604 related to those transactions. The Company monitors the market value of securities sold under agreements to repurchase and loaned on a daily basis, with additional collateral obtained or refunded as necessary. The market risk of the collateral posted is reviewed by the Company's risk function, and these risks are managed using a variety of mechanisms including review of the type and grade of securities posted as collateral and the Company entering into offsetting agreements to hedge a decline in the market value of collateral posted. Repurchase agreements and associated collateral are classified as Level 2 within the fair value hierarchy.

Interest is accrued on securities purchased under agreements to resell and securities sold under agreement to repurchase and the related amounts are included in other assets or liabilities in the Statement of Financial Condition. Interest income and expense are recognized on an accrual basis and included in interest income and interest expense in the Statement of Operations.

The following tables present, as of December 31, 2024, the gross liability for securities sold under repurchase agreements disaggregated by classes of collateral pledged and by remaining contractual maturity of the agreements.

Collateral	**Repurchase Agreements**
U.S. Government Agencies	$ 21,851,865

Contractual Maturity

	Overnight and Open	**Up to 30 days**	**30-90 days**	**Greater than 90 days**	**Total**
Repurchase Agreements	$ 21,851,865	$ -	$ -	$ -	$ 21,851,865

The following table presents the gross and net repurchase agreements and futures contracts and the related offsetting amounts.

Offsetting of Financial Liabilities

	Gross amounts of recognized liabilities	Gross amounts offset in the statement of financial condition	Net amounts of assets presented in the statement of financial condition	* Fair value of assets transferred
Repurchase agreements	$ 21,851,865	$ -	$ 21,851,865	$ 22,530,604

Offsetting of Financial Assets and Derivative Assets

	Gross amounts of recognized assets	Gross amounts offset in the statement of financial condition	Net amounts of assets presented in the statement of financial condition	* Fair value of assets transferred	Net amount
Futures contracts	$ -	$ -	$ -	$ -	$ -
Reverse Repurchase agreements	8,630,134	-	8,630,134	8,279,735	350,399
Total	$ 8,630,134	$ -	$ 8,630,134	$ 8,279,735	$ 350,399

*The amount of collateral is limited to the total net exposure (prior to collateral) by counterparty.

12. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company is involved in legal, regulatory and arbitration proceedings, including class actions, primarily concerning matters arising in connection with the conduct of its broker dealer activities. These include proceedings specific to the Company, as well as proceedings generally applicable to business practices in the industries in which it operates.

In the normal course of business, the Company enters underwriting commitments. There were no open transactions related to these underwriting commitments as of December 31, 2024.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were available for issuance. In January 2025, the Company made capital withdrawals of $2,750,000. No other events requiring disclosure or recognition were identified.

* * * * * *